

February 27, 2026

Christian Schmid
Chief Executive Officer
SCHMID Group N.V.
Robert-Bosch-Str. 32-36
72250, Freudenstadt, Germany

>   **Re: SCHMID Group N.V.**
>   **Registration Statement on Form F-1**
>   **Filed February 17, 2026**
>   **File No. 333-293511**

Dear Christian Schmid:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology